April 23, 2025

Daniel Greenspan

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)

on behalf of the following series:

T. Rowe Price Financials ETF

T. Rowe Price Global Equity ETF

T. Rowe Price Health Care ETF

T. Rowe Price International Equity Research ETF

T. Rowe Price Natural Resources ETF

(each a “Fund” and together, “Funds”)

File Nos.: 333-235450/811-23494

Dear Mr. Greenspan:

The following is in response to your comments provided on April 2, 2025, regarding the Registrant’s registration statement filed on Form N-1A on February 14, 2025 (the “Registration Statement”). Your comments and our responses are set forth below.

All Funds

1. Comment: Provide a completed Fees & Expense table within sufficient time to review.

Response: Below are the Fees & Expense table of each Fund, which will be updated in each Fund’s registration statement.

Financials ETF

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.44%

Other expenses	—

Total annual fund operating expenses	0.44

Global Equity ETF

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.46%

Other expenses	—

Total annual fund operating expenses	0.46

Health Care ETF

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.44%

Other expenses	—

Total annual fund operating expenses	0.44

International Equity Research ETF

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.38%

Other expenses	—

Total annual fund operating expenses	0.38

Natural Resources ETF

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.44%

Other expenses	—

Total annual fund operating expenses	0.44

2. Comment: Confirm that there are no fee reimbursement or recoupment arrangements. If there are, disclose in a footnote to the Fees and Expenses table.

Response: The Registrant confirms that the Funds do not have a fee reimbursement or recoupment arrangement.

3. Comment: Disclose in footnote that the “other expenses” in the Fees and Expenses table are based on estimated amounts for the current year.

Response: The Funds will have a unitary fee and are not expected to have additional operating expenses that would be required to be disclosed in the Fees and Expenses tables.

Financials ETF

4. Comment: Regarding the Names Rule policy (i.e., the policy that complies with Rule 35d-1 of the Investment Company Act of 1940), disclose the criteria that the fund uses to determine the security of a company is included in one of the categories that was used to a define a financial company. For examples, describe the economic nexus or the reference index.

Response: The Fund will amend the relevant disclosure in the summary and statutory sections of the principal investment strategies as follows (additions underlined):

The fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities of financial companies. The fund defines financial companies as companies in banking, insurance, consumer finance, capital markets, ~~publicly traded,~~ government-sponsored financial enterprises, securities exchanges, REITS, transaction and payment processing, mortgage finance, investment management and/or financial services. The fund references the MSCI GICS (Global Industry Classification Standard) Financials sector to identify such companies.

5. Comment:  Regarding the Names Rule policy, to the extent derivatives are part of the principal investment strategies, disclose the derivative types and risks.

Response: While the Fund may invest in derivatives, the Fund does not intend to do so as a principal investment strategy. Therefore, the Fund will not include further derivatives disclosure.

6. Comment:  The principal investment strategy states, “While most assets are typically invested in U.S. common stocks, the fund may invest in foreign stocks in keeping with its objective.” If foreign stocks include emerging market stocks, include a description and corresponding risk.

Response: While the Fund may invest in securities of emerging market countries, the Fund does not intend to do so as a principal investment strategy. Therefore, the Fund will not include emerging market stocks as a principal investment strategy or specific risk. The fund will also replace the sentence as follows, “The fund typically invests in U.S. common stocks.” Additionally, the fund will delete the summary and statutory foreign strategy and risk disclosures.

7. Comment: The principal investment strategy states, “The adviser may use both growth and value approaches in selecting investments for the fund.” Add value and growth risk disclosure.

Response:  The Fund may use either growth or value approaches and so may invest in securities that have both or either growth and value characteristics. As the portfolio is not focused on either types of securities, the Fund submits that the “Stock investing” risk factor is the appropriate principal risk factor, rather than risk factors focusing on growth or value stocks.

8. Comment: The Management Fee section states, “The fund pays the investment adviser an annual all-inclusive fee of [X.XX]% based on the fund’s average daily net assets…The following expenses are excluded from the annual all-inclusive fee: interest and borrowing expenses, taxes, brokerage commissions and other transaction costs, fund proxy expenses, and nonrecurring and extraordinary expenses.” If there are expenses that are excluded from the unitary fee, these should be in a footnote to the Fees and Expenses table.

Response:  The Fund is not expected to have additional expenses, at this time, that would be required to be disclosed in the Fees and Expenses table.

Global Equity ETF

9. Comment: The principal investment strategies state, “The fund typically invests in securities of companies in global, developed markets.” Disclose the criteria that the fund uses to ensure the securities have sufficient economic nexus to developed markets, such as working the MSCI World Index into the policy. While “global” and “international” terms are not subject to Rule 35d-1 of the Investment Company Act of 1940, there should be an economic nexus, such as that the securities are of companies that do substantial business outside the U.S.

Response: As noted, the Fund is not subject to the Names Rule. Further, the Fund sufficiently describes the expected geographic focus of the fund. Specifically, the Fund states that,

The fund typically invests in securities of companies in global, developed markets. Global developed markets include Australia, Canada, Israel, Japan, New Zealand, Singapore, the United Kingdom, the United States, most of the countries of Western Europe, and Hong Kong. Generally, the Fund expects to maintain geographic exposures similar to those of the MSCI World Index.

Therefore, the Fund respectfully declines any additional disclosure.

10. Comment: Regarding the Names Rule policy, to the extent derivatives are part of the principal investment strategies, disclose the derivative types and risks.

Response:  While the Fund may invest in derivatives, the Fund does not intend to do so as a principal investment strategy. Therefore, the Fund will not include further derivatives disclosure.

11. Comment: The principal investment strategy states, “The fund typically invests in securities of companies in global, developed markets. The fund may deviate from these exposures in the adviser’s discretion and may invest in emerging market countries.” If foreign stocks include emerging market stocks, include a description and corresponding risk.

Response: While the Fund may invest in securities of emerging market countries, the Fund does not intend to do so as a principal investment strategy. Therefore, the Fund respectfully declines to include further disclosure regarding emerging market as a principal investment strategy. The fund notes that emerging markets is discussed as a risk.

Health Care ETF

12. Comment: Regarding the Names Rule policy, disclose the criteria that the fund uses to determine the security of a company is included in one of the categories that was used to a define a health care company. For examples, describe the economic nexus or the reference index.

Response: The Fund will amend the relevant disclosure in the summary and statutory sections of the principal investment strategies as follows (additions underlined):

The fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of health care companies. The fund defines health care companies as companies engaged in health care innovations, such as developing new and effective therapies; pharmaceuticals; biotechnology; life sciences tools and services; managed health care; and/or health care equipment, supplies, providers, services, distributors, and/or facilities. The fund references the MSCI GICS (Global Industry Classification Standard) Health Care sector to identify such companies.

13. Comment: The risk labeled “health sciences companies” should be labeled “health care companies.” Further, the last sentence in the risk indicates that health science is different from health care companies.

Response:  The Fund will amend the risk, as shown below:

  Summary Prospectus

Health sciences or health care companies: A fund that focuses its investments in specific industries or sectors is more susceptible to adverse developments affecting those industries and sectors than a more broadly diversified fund. Because the fund invests significantly in health sciences or health care companies, the fund may perform poorly during a downturn in the ~~health sciences~~ relevant industry. Health care and ~~other~~ health sciences companies can be adversely affected by, among other things, legislative or regulatory changes, intense competitive challenges, the need for government approval to offer products and services, increases or decreases in the cost of or demand for medical products and services, product liability claims, an increased emphasis on outpatient services, pricing pressure (including price discounting), and product obsolescence. Health care and ~~other~~ health sciences companies are also heavily dependent on patent protections, and the expiration of a company’s patent may adversely affect that company’s profitability.

Statutory Prospectus

Health sciences or health care companies: Securities of companies in the same industry may decline in price at the same time due to industry-specific developments since these companies may share common characteristics and are more likely to react similarly to industry-specific market or economic developments. Since the fund focuses its investments in the ~~health sciences~~ relevant industry, it is less diversified than stock funds investing in a broader range of industries and, therefore, could experience significant volatility.

Developments that could adversely affect health care and ~~other~~ health sciences companies include: intense competition; changes in legislation or government regulations, including uncertainty regarding health care reform and how it will be implemented; reductions in government funding or price controls imposed by a government; lengthy approval times or government non-approvals of products and services; dependency on patent protection; product liability or other litigation; increases or decreases in the cost of or demand for medical products and services; an increased emphasis on outpatient services; pricing pressure (including price discounting); and the obsolescence of popular products. The overall level of risk is increased to the extent that the fund has significant exposure to smaller or unseasoned health care or health sciences companies, which may not have established products or sufficiently experienced management, and may be thinly capitalized, or if the fund invests a significant portion of its assets in companies involved in the same or related business lines, such as pharmaceuticals, hospital management, and managed care. In addition, a number of health care and ~~other~~ health sciences companies have recently merged or otherwise experienced consolidation. The effects of this trend toward consolidation are unknown and may be far reaching.

International Equity Research ETF

14. Comment:  The principal investment strategies states, “The adviser also attempts to create a portfolio with similar characteristics to the MSCI ACWI ex USA Index (Index) with the potential to provide excess returns relative to the Index.” Include a description of the index.

Response:  The Fund will add as the next sentences, “The Index gives a representation of equity stocks across both developed and emerging market countries globally, excluding the United States. The Index also gives coverage of large and mid-cap equity stocks across all sectors and style segments.”

Natural Resources ETF

15. Comment: The principal investment strategies states, “The fund invests in upstream natural resources companies, which explore, extract, and develop resources.” Include a reference to the meaning of “upstream natural resources.”

Response:  The Fund will amend the sentence to state, “The fund invests in upstream natural resources companies, which are companies that engage in upstream activities, such as exploration, extraction, and development of resources.”

16. Comment: Regarding the Names Rule policy, disclose the criteria that the fund uses to determine the security of a company is included in one of the categories that was used to a define a natural resource company. For examples, describe the economic nexus or the reference index.

Response:  The Fund will amend the relevant disclosure in the summary and statutory sections of the principal investment strategies as follows (additions underlined):

Specifically, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of natural resource companies. The fund defines natural resource companies as companies engaged in the upstream extraction of energy, minerals, and agriculture products. The fund references the MSCI GICS (Global Industry Classification Standard) Materials sector, Energy sector, or Consumer Staples – Food Products sector to identify such companies. ~~that engage in the upstream extraction of energy, minerals, and agricultural products.~~

Statement of Additional Information

17. Comment: In the Statement of Additional Information, under the industry concentration fundamental policy, please add “or group of industries” per Item 16 of N-1A and Section 8(b)(1) of the 1940 Act.

Response: We respectfully disagree. The Registrant respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The Fund does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Fund’s policy with respect to industry concentration states that the Fund will not concentrate its investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. The Registrant submits that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries.

18. Comment: Regarding industry concentration, should the Natural Resources ETF have an industry concentration.

Response:  Natural resources may refer to more than one industry or sector. More specifically, the Fund does not intend to invest in a particular industry and will not purchase the securities of any issuer if, as a result, more than 25% of the value of the Fund’s net assets would be invested in the securities of issuers having their principal business activities in the same industry.

19. Comment:  Supplementally, please confirm that the Funds’ investment management agreement(s) will be filed.

Response:  The Registrant will include the investment management agreement as Part C of the filing.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Sonia Kurian

Sonia Kurian

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.